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VIA EDGAR

September 21, 2023

Mr. David M. Plattner, Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zhangmen Education Inc.
Schedule 13E-3 filed August 18, 2023
Filed by Zhangmen Education Inc., Ultimate Vitor II Holdings Limited,
Summit Lustre Limited, and Yi Zhang
File No. 005-93336

Dear Mr. Plattner,

On behalf of Zhangmen Education Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter of September 14, 2023 with respect to the Schedule 13E-3, File No. 005-93336 (the “Schedule 13E-3”), filed with the Commission on August 18, 2023 by the Company and the other filing persons named therein (the “Filing Persons”).

For your convenience, we have repeated below the Staff’s comments in bold, followed in each case by the responses of the Filing Persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. Except as otherwise specifically indicated, capitalized terms not defined in this letter have the same meanings as in Amendment No. 1 or the Revised Proxy Statement.

We represent the special committee (the “Special Committee”) of the board of directors of the Company. To the extent any response relates to information concerning any Filing Person other than the Company, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

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Securities and Exchange Commission

September 21, 2023

Schedule 13E-3 filed August 18, 2023

General

1	Throughout the proxy statement, where the Shareholder Requisite Vote is described, please include disclosure that clearly and straightforwardly indicates that approval is assured given the Buyer’s 82.4% voting stake.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 4, 9, 19, 30, 67, 81 and 82 of the Revised Proxy Statement.

Background of the Merger, page 25

2	On page 26, please disclose the proposed maximum percentage associated with the Dissenters’ Rights Condition that was included in Davis Polk’s initial draft of the Merger Agreement. On the top of page 28, we note the reference to “... accepting the Dissenters’ Rights Condition but increasing the threshold... .” Please specify the threshold to which the condition was increased. Finally, please disclose additional information about the negotiations surrounding the Dissenters’ Rights Condition. We note that the condition is triggered if a relatively small number of shareholders dissent, suggesting significant and/or unusual uncertainty about the potential value of dissenters’ rights under Cayman Islands law. Please revise to elaborate on how such uncertainty affected negotiations over the Merger Agreement, or advise. Similarly, if the Dissenters’ Rights Condition was influenced by a feature of Cayman Islands or other applicable law that impacts the acquiror’s right to eliminate dissenting holders after the Merger, please discuss.

In response to the Staff’s comment, the preliminary proxy statement has been revised to disclose the initially proposed maximum percentage associated with the Dissenters’ Rights Condition and to provide additional information about the negotiations surrounding the Dissenters’ Rights Condition. Please refer to the updated disclosure on pages 26, 27 and 28 of the Revised Proxy Statement.

In addition, we respectfully advise the Staff that, as confirmed with Maples, the inclusion of a Dissenters' Rights Condition is not required as a matter of Cayman Islands law but is proposed for commercial reasons by buyers who are not willing to proceed with a transaction where their exposure in the event of a dissent action in the Cayman Islands exceeds a certain amount. We further respectfully submit that the threshold of 10% associated with the Dissenters’ Rights Condition is similar to that in several recent “going private” transactions of this type. For example, the threshold associated with the Dissenters’ Rights Condition was: (a) 8% in the “going private” transaction of China Biological Products Holdings, Inc, (b) 10% in the “going private” transaction of Sina Corporation, (c) 10% in the “going private” transaction of China Distance Education Holdings Limited, and (d) 12% in the “going private” transaction of Chindata Group Holdings Limited.

Reasons for the Merger and Recommendation of the Special Committee and the Company Board, page 28

3	On page 31, we note that the following negative factor is presented: “No Separate Vote on the Merger by the Unaffiliated Security Holders. The fact that the consummation of the Merger is not subject to approval by a separate vote of the Unaffiliated Security Holders.” Please revise to clarify, if true, that the Special Committee recognized not only that a separate vote of the Unaffiliated Security Holders is not required, but that the vote is effectively locked up, given the Buyer’s 82.4% voting stake and the two-thirds approval threshold.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 32 and 33 of the Revised Proxy Statement.

Securities and Exchange Commission

September 21, 2023

Position of the Buyer as to the Fairness of the Merger, page 33

4	The list of bullet points on pages 33-34 and the similar list on pages 35-36, along with the disclosure that precedes each list, appear to include significant repetition. Please clarify by consolidating the disclosure, or advise.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 33 to 36 of the Revised Proxy Statement.

Certain Financial Projections, page 37

5	We note the reference to a “summary of its financial projections” at the bottom of page 38. Otherwise, however, the disclosure in the proxy statement suggests that full projections have been included. Please clarify. We also note various references in the proxy statement, including on page 39, to “forecasts” (in addition to “financial projections”). Please advise as to whether any forecasts other than the Management Projections were prepared by the Company’s management and considered by the Special Committee and Duff & Phelps in connection with their analysis of the Proposed Transaction, and if so, please disclose such forecasts.

In response to the Staff’s comment, we respectfully advise the Staff that financial projections disclosed in the proxy statement is a summary of the Management Projections provided by the Company management to the Special Committee and Duff & Phelps, and other than such Management Projections, the Company management provided no other financial forecasts to the Special Committee or Duff & Phelps. We have revised the related disclosure to clarify these points. Please refer to the updated disclosure on pages 36, 37, 38, 40 and Annex B-3 of the Revised Proxy Statement.

Fees and Expenses, page 57

6	Please fill in the table on page 57.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 57 of the Revised Proxy Statement.

*****

Securities and Exchange Commission

September 21, 2023

We thank the Staff for your review of the foregoing and the Schedule 13E-3. If you have further comments, please feel free to contact me at xiaoxi.lin@linklaters.com or by telephone at (852) 2842 4888.

Sincerely,

/s/ Xiaoxi Lin
Xiaoxi Lin
Linklaters

cc:	Li He, Esq. - Davis Polk & Wardwell LLP